GFL Mining
Services Limited
Reg. 1997/019961/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644 2400
Dir +27 11 644 2476
Fax+27 11 484 0435
www.goldfields.co.za

Roger Baer
Mining Engineer
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
United States of America

2
26 April 2007

Dear Mr. Baer:

Re: Gold Fields Limited
 Form 20-F for the year ended June 30, 2006
 Filed on November 24, 2006
 File No. 001-31318

We refer to the comment letter (the "**Comment Letter**") dated March 19, 2007 of the staff ("**Staff**") of the Division of Corporation Finance of the Securities and Exchange Commission (the "**Commission**") on the above referenced Form 20-F (the "**2006 Form 20-F**") of Gold Fields Limited ("**Gold Fields**" or the "**Company**"). This letter is written in response to comment 6 of the Comment Letter. For your convenience, the comment is repeated below, prior to the response.

Engineering Comment

Information on the Company, page 32

Reserves of Gold Fields as of December 31, 2005, page 39

Concerning the proven and probable reserves you disclose in your filing, please forward to our engineer as supplemental information:

- Your most recent reserve reviews or "audits" for the Kloof, Beatrix, Tarkwa, and Driefontein mines.

- Your basis for the below infrastructure reserves at Driefontein.

- A summary analysis of the reasons for the 2005 downward revision of your estimates of the below infrastructure reserves at the Kloof mine, also comparing and contrasting the

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below infrastructure reserve situation at the Kloof mine with the below infrastructure situation at Driefontein.

Please place the information on a CD-ROM with an Adobe PDF format. Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event you desire return of the supplemental material, please make a written request with the letter of transmittal; it would be helpful to include a pre-addressed shipping label and envelop to facilitate its return. You may refer to Rule 418(b) of Regulation C for further guidance.

Response

We have concluded that the enquiry refers to the declaration dated June 30, 2005, when the downward revision of the Kloof below infrastructure Reserves was reported. The following requested documents are provided as supplemental information and are included in PDF format digitally on a CD-ROM together with this submission:

- F2005 independent external audits for Kloof, Beatrix, Tarkwa and Driefontein Mines ("051105_Final_5169_Gold Fields_Kloof/Beatrix/Tarkwa/Driefontein_Ext Res audit.pdf"). Please note that the December 2006 declaration is currently in the process of being externally audited, though reports are not yet available; and

- The feasibility study for the below infrastructure Reserves at Driefontein ("Drie_5DE_Part1&2.pdf").

Also, please find below as supplemental information a brief summary of the main reasons underlying the downward revisions of the estimates of the below infrastructure Reserves at Kloof Mine, including a comparison of the below infrastructure Reserves at Kloof and at Driefontein. Also, attached as an addendum to this note are the relevant slides concerning this issue given as part of a presentation to analysts on October 3, 2005 and illustrated in the text as outlined.

I trust you will find this satisfactory.

Yours truly,

T. W. Rowland
Senior Consultant Mineral Resources and Mine Planning

cc: Karl Hiller, Securities and Exchange Commission
        Lily Dang, Securities and Exchange Commission
        Jenifer Gallagher, Securities and Exchange Commission
        Michael Fleischer, Gold Fields Limited
        Paul Schmidt, Gold Fields Limited
        Jennifer Schneck, Linklaters

Reasons underlying the downward revisions of the estimates of the below infrastructure Reserves at Kloof Mine, including a comparison of the below infrastructure Reserves at Kloof and at Driefontein.

Old VCR facies model (see attached slide)

- This plan covers an area approximately 2 Km on-dip and 5 Km on-strike. It shows the VCR palaeogeomorphological model at Kloof and depicts the fluvially derived slope and terrace topography that was frozen in place by the overlying lavas. Proximally we have a very good understanding of the detailed nature of the VCR in the areas contiguous to current and historical mining. More distally and at greater depth the orebody behaves differently.

New VCR facies model (see attached slide)

- With the desire for continuous improvement and resolution, the new VCR model for the F2005 declaration evolved to incorporate all the latest 3D seismic modelling and all the surface and underground drilling data, together with local and regional sedimentological studies involving an independent consultant for peer review. The result is that there is a clear view of the strategically important and prospective ground below infrastructure at Kloof. EBA accounts for 42% of the group's annual resource reduction (31 to 21 Moz).

New below infrastructure interpretation (see attached slides)

- Surface boreholes KEA 1, 2 and 3 were completed in F2005 and demanded a revision to the existing VCR resource model, resulting in the reduced areal extent of the prospective Sandy I type facies but with improved definition and confidence. In response, the KEA project has been completely re-scoped and re-engineered to optimise extraction of the orebody. The new pre-feasibility study indicates a significant improvement in value compared to the original KEA project reported in the F2004 Annual Report. The optimized feasibility study incorporating a new decline access system ex the 3 sub vertical shaft was completed.

- Focusing on the 'yellow' Sandy I VCR facies and the Mondeor FW subfacies the EBA project area has a refined footprint. The result is a significantly reduced target footprint for EBA. The surface and sub-vertical shaft access and mining system planned for the F2004 pre-feasibility study will need to be re-engineered and costed to determine economic feasibility in the new area of interest. In compliance with the SAMREC code, Section 12 JSE listing requirements and Industry Guide 7 (SEC), we were not able to convert EBA resource ounces to reserve and the below infrastructure reserve ounces declared in F2004 for EBA have subsequently not been reported. A team focused on re-engineering this project will evaluate the potential in the context of the revised resource model and the mine strategic plan.

Comparison of Below Infrastructure Reserves at Driefontein and Kloof:

Kloof	Driefontein
The integration of new surface borehole information together with seismic and updated underground information (mapping, chips and boreholes) and an independent review, indicated a major change to the VCR geological model expected below infrastructure – especially concerning the Eastern Boundary Area ("EBA"). I.e. Progressing distally at depth at EBA, there are expected changes to the VCR geological model and distribution that negatively affect the Project economics.	Independent review of geological model provided some refinement to the above infrastructure areas, with the below infrastructure model largely unchanged. I.e. Progressing distally at depth and supported by a substantial historical database, limited changes to the Carbon Leader Reef ("CL") geological model and distribution are not expected to materially affect the Project economics.
The major revision in below infrastructure Reserves was at EBA. Aside from the geological model change, access to this area could possibly have necessitated investment in major infrastructure, such as a decline or surface Shaft. With the substantially reduced project footprint, the feasibility still requires re-engineering and optimisation – thus the EBA Reserves have subsequently not been reported pending the results of such analysis. The re-scoped and revised KEA below infrastructure Project has been approved by the Gold Fields board and has commenced.	The below infrastructure Reserves were to be extracted through a decline from the current operating 5 Shaft. Latest thinking following re-analysis and optimisation, indicates that the completion of 9 Shaft, offers the best returns with no significant change in Reserves. This revised Project, involving the completion of 9 Shaft, has been recently approved by the Gold Fields Board and has commenced.
The updated and reviewed composition and distribution of below infrastructure Reserves at EBA is expected to differ markedly from current mining of the VCR at 7 Shaft.	The updated and reviewed composition and distribution of below infrastructure Reserves is not expected to differ markedly from current mining of the CL at 5 Shaft.
The feasibility studies for the reported below infrastructure projects validate their economic viability.	

Addendum : Relevant Slides from 2005 Presentation.





RESERVES



KLOOF GOLD MINE

F2005 VCR Facies Model (New)



RESERVES



KLOOF GOLD MINE

F2004 VCR Facies Model (Old)





RESERVES

KLOOF GOLD MINE

F2005 VCR Facies Model (New)



EBA AREA OF INTEREST
New EBA
Mining Footprint
7#
8#
2SV#
3#
4#
Bimodal Terrace
Apple/Lime Green Terrace
Milky Cobble Terrace
Apple Green Terrace
Slope Reef
Sandy 1 Facies
Sandy 2 Facies
- Diamictite subfacies
- Mondeor Fm. Footwall subfacies
OLD
YOUNG
VCR GEOLOGICAL STRUCTURE
MODEL MAY 2005
0
250
500
1000